SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047120

RECD S.E.C.
JUL 3 1 2002
1086

FORM 6-K

Report of Foreign Issuer

P.E.
7-31-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 31, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

PROCESSED
AUG 0 6 2002
THOMSON
FINANCIAL

P

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press release dated July 31, 2002: CHANGE IN THE REPORTING SCHEDULE OF INSTRUMENTARIUM

July 31, 2002 at 13.00

CHANGE IN THE REPORTING SCHEDULE OF INSTRUMENTARIUM

Related to the Spacelabs Medical acquisition and the integration of the acquired businesses into Instrumentarium Group, the January-September 2002 interim report will be published on October 31, 2002 instead of the date previously announced.

INSTRUMENTARIUM CORPORATION

Matti Salmivuori   Juhani Lassila

Distribution:
The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: July 31, 2002

By: ______________________
Matti Salmivuori
Chief Executive Officer

Date: July 31, 2002

By: ______________________
Juhani Lassila
Group Treasurer